Intellipharmaceutics International Inc.
30 Worcester Road
Toronto, ON Canada M9W 5X2
Contact: John Allport, Vice-President Legal Affairs and Licensing
tel: 416-798-3001  fax: 416-798-3007
www.intellipharmaceutics.com.

FOR IMMEDIATE RELEASE

Intellipharmaceutics and Vasogen Inc. Complete Arrangement to Create Publicly-traded Specialty Pharmaceutical Company

Close Cdn$7.5 Million Non-Diluted Financing with Cervus LP

Toronto, Ontario (October 22, 2009) – Intellipharmaceutics International Inc. (NASDAQ:IPCI; TSX:I), is pleased to announce the completion of its previously announced plan of arrangement with Vasogen Inc. effective today.  The shareholders of IntelliPharmaCeutics Ltd. and Vasogen Inc. approved this transaction at their respective shareholder meetings on October 19, 2009, and all court and regulatory approvals required to effect the arrangement have been received.  The arrangement resulted in Intellipharmaceutics Ltd. and Intellipharmaceutics Corp. combining with 7231971 Canada Inc., a new Vasogen company, that acquired substantially all of the assets of Vasogen, including the proceeds from its non-dilutive financing transaction with Cervus LP as described further below.  The completion of the arrangement results in a new publicly-traded company, Intellipharmaceutics International Inc. (“IPC”)

Separately, Vasogen completed its arrangement with Cervus LP, an Alberta based limited partnership, that reorganized Vasogen Inc. (now renamed Cervus Equipment Corporation) prior to completion of the IPC transaction and which provided gross proceeds of approximately Cdn$7.5 million in non-dilutive capital to IPC.

“We are very pleased to have completed this transaction and appreciate the confidence and support of the shareholders of both IntelliPharmaCeutics Ltd. and Vasogen as evidenced by their votes,” stated Dr. Isa Odidi, Chairman and CEO of IPC. “With a diversified portfolio of potential products at varying development stages, we anticipate that shareholders of both organizations should benefit from the value-creating opportunities resulting from the transaction.  The resources of the combined companies will allow us to focus on and accelerate the near-term commercialization of our lead product candidates, Dexmethylphenidate XR and Carvedilol CR, as well as a number of other important compounds in our product pipeline, including an early-stage innovation directed to long-acting, abuse- resistant narcotics.”

As a result of these transactions, former shareholders of Intellipharmaceutics Ltd. own approximately 86% of the outstanding common shares of IPC and former shareholders of Vasogen own approximately 14% of the outstanding common shares of IPC.    Each former Vasogen shareholder will receive  0.065963061 common shares of IPC, and each former Intellipharmaceutics Ltd. shareholder will receive 0.552788117 common shares of IPC, for each share they exchange in the transaction.  Following completion of the arrangement, IPC now has 10,907,060 common shares outstanding.

Beginning today, the shares of IPC are listed on the Toronto Stock Exchange under the symbol “I” and are listed for quotation on the NASDAQ under the symbol “IPCI”.

In order to receive certificates for IPC shares, registered shareholders who formerly held Vasogen shares or Intellipharmaceutics Ltd. shares must submit a letter of transmittal along with their share certificate(s) to CIBC Mellon Trust Company, the transfer agent and registrar for IPC.

JMP Securities LLC acted as Vasogen's financial advisors for the transaction with Intellipharmaceutics and PricewaterhouseCoopers Corporate Finance Inc. acted as Vasogen’s financial advisor for the transaction with Cervus LP.

IPC Overview

IPC is a drug delivery innovator, whose predecessor in name was founded in 1998, which develops both new and generic controlled-release pharmaceutical products. IPC operates from a state-of-the-art R&D and approved cGMP Solid Oral Dosage Form manufacturing facility in Toronto.

Using its proprietary technologies, IPC’s strategy involves the development of products for partners and the development and manufacture of its own proprietary products. Currently, IPC has 15 products in its pipeline at varying stages of development and regulatory review. Several of these product candidates have been partnered under drug development arrangements with third parties which have or provide for milestone and success fees, support for internal development costs, coverage of clinical trial costs, coverage of patent litigation costs, and royalties or profit sharing on product sales. IPC applies its proprietary delivery platform technology and expertise in pharmaceutics, drug delivery, and drug manufacture with the goal of minimizing the risk, time, and manufacturing cost of bringing the finished product to market.

Safe Harbor Statement

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements regarding the status of development, or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimated”, “predicts”, “potential”, “continue”, “intends”, “could”, or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in or implied by the forward-looking statements. These risks include, but are not limited to, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors, including the current status of our programs, on capital availability, the potential dilutive effects of any financing and other risks detailed from time to time in our public disclosure documents or other filings with the securities commissions or other securities regulatory bodies in Canada and the U.S.  Additional risks and uncertainties relating to IPC and our business can be found in the “Risk Factors” section of our joint management information circular dated September 16, 2009, as well as in our other public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.